UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





London Stock Exchange


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters


1    Name of company

     SPIRENT plc

2    Name of shareholder having a major interest

     Prudential plc

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     SHAREHOLDER IN 2 ABOVE

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     M&G (LOMBARD ST) NOMS FPE                                   85,656
     MAGIM HSBC GIS NOM(UK) SALI                                240,957
     PRUCLT HSBC GIS NOM(UK) PAC AC                          42,469,044
     PRUCLT HSBC GIS NOM(UK) PHL AC                           1,265,804
     PRUCLT HSBC GIS NOM(UK) PPL AC                           1,858,111
     PRUCLT HSBC GIS NOM(UK) SAL AC                              25,333
     ROY NOMINEES 578079                                        261,602
     ROY NOMS LTD 578052                                        148,721
     ROY NOMS LTD 578060                                        802,671
     ROY NOMS LTD 578141                                        292,994
     ROY NOMS LTD 578192                                        642,708

5    Number of shares / amount of stock acquired

     2,066,429

6    Percentage of Issued Class

     0.22%

7    Number of shares / amount of stock disposed



8    Percentage of Issued Class



9    Class of security

     ORDINARY SHARES OF 3 1/3p EACH


10   Date of transaction

     NOT KNOWN

11   Date company informed

     22 JANUARY 2003

12   Total holding following this notification

     48,093,601

13   Total percentage holding of issued class following this notification

     5.10%

14   Any additional information

     NOTIFICATION IN ACCORDANCE WITH S.198 COMPANIES ACT 1985 (AS AMENDED)

15   Name of contact and telephone number for queries

     LUKE THOMAS - 01293 767658

16 Name and signature of authorised company official responsible for making this notification

     LUKE THOMAS - DEPUTY COMPANY SECRETARY

     Date of notification 22 JANUARY 2003



London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___22 January 2003___                 By   ____/s/ Luke Thomas____

                                                    (Signature)*